                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                           (Amendment No.  11    )*

                           THE LIBERTY CORPORATION
                 -------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
                 -------------------------------------------
                        (Title of Class of Securities)

                                 530370 10 5
                          -------------------------
                                (CUSIP Number)


         Check the following box if a fee is being paid with this statement
         / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 5 Pages

CUSIP NO.  530370 10 5                    13G                                          Page 2 of 5 Pages
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    JANE GAGE HIPP CAULDER


    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                      (a) /  /
                                                                                      (b) /X /

    3      SEC USE ONLY




    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                   UNITED STATES OF AMERICA


                      5     SOLE VOTING POWER

                                      163,457
     NUMBER OF
      SHARES
   BENEFICIALLY       6     SHARED VOTING POWER
     OWNED BY
       EACH                         1,381,010
     REPORTING
      PERSON          7     SOLE DISPOSITIVE POWER
       WITH
                                      163,457


                      8     SHARED DISPOSITIVE POWER

                                    1,381,010


    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,544,467

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                          7.9%


    12     TYPE OF REPORTING PERSON*

                                           IN

                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                Page 2 of 5 pages

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                 SCHEDULE 13G
                   Under The Securities Exchange Act of 1934


Item 1(a).     Name of Issuer:

                                The Liberty Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

                                2000 Wade Hampton Boulevard
                                Greenville, South Carolina  29615

Item 2(a).     Name of Person Filing:

                                Jane Gage Hipp Caulder

Item 2(b).     Address of Principal Business Office or, If None, Residence:

                                142 Lindsey Lake Road
                                Travelers Rest, South Carolina  29690

Item 2(c).     Citizenship:

                                United States of America

Item 2(d).     Title of class of securities:

                                Common Stock

Item 2(e).     CUSIP Number:

                                530370-10-5

Item 3.                 Not Applicable

Item 4.                 Ownership:

                        (a)  Amount Beneficially Owned:                    1,544,467 shares

                        (b)  Percent of Class:                                   7.9%

                        (c)  Number of shares as to which
                             such person has:

                            (i) Sole power to vote or direct the vote        163,457

                           (ii) Shared power to vote or direct the
                                  vote                                     1,381,010

                          (iii) Sole power to dispose or direct the
                                  disposition                                163,457

                           (iv) Shared power to dispose or direct
                                  the disposition                          1,381,010


                        Mrs. Caulder disclaims beneficial ownership of all the shares shown above except the 163,457 shares as to which she has sole voting and dispositive power and 2,371 shares as to which she has shared voting and dispositive power.

                                                               Page 3 of 5 Pages

Item 5.                 Ownership of Five Percent or Less of a Class:
                                Not applicable.

Item 6. Ownership or More than Five Percent on Behalf of Another Person: The shares shown in Item 4(ii) and (iv) above are held by persons or entities having the right to receive dividends and sale proceeds as follows:

                        (a) 1,102,724 shares (or 5.7%) are held by The South Carolina National Bank, Greenville, South Carolina, as trustee for the benefit of Miss Hipp's brothers and sister. Mrs. Caulder and Mrs. Caulder's brothers and sister are the committeemen for these trusts and must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trusts but not action with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiaries.

                        (b) 4,126 shares (or .02%) are held by Mrs. Caulder's husband and by or for her minor children.

                        (c) 4,160 shares (or .02%) are held by the Jane Gage Hipp Caulder 1990 Family Trust for the benefit of her children. Mrs. Caulder's husband and brother (H. Neel Hipp, Jr.) serve as Co-Trustees of this Trust.

                        (d) 270,000 shares (or 1.4%) are held by the Jane F. Hipp Children's Ten-Year Grantor Income Trust, the Jane F. Hipp Children's Twelve-Year Grantor Income Trust, and the Jane F. Hipp Grandchildren's 1987 Ten-Year Grantor Income Trust. Mrs. Caulder is a trustee of each trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                                Not applicable.

Item 8.                 Identification and Classification of Members of the
                        Group:

                                Not applicable.

Item 9.                 Notice of Dissolution of the Group:

                                Not applicable.





                                                               Page 4 of 5 Pages

Item 10.                Certification:

                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





February 9, 1994                       /s/ Jane Gage Hipp Caulder
                                       --------------------------
                                       Jane Gage Hipp Caulder





                                                              Page 5 of 5 Pages.